Room 4561

March 31, 2006

Mr. James E. Solomon
Chairman and Chief Executive Officer
Techalt, Inc.
3311 N. Kennicott, Avenue, Suite A
Arlington Heights, IL 60004

> **Re:** **Techalt, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2004**
> **Filed March 31, 2005**
> **File No. 000-27867**

Dear Mr. Solomon:

We have reviewed your response to our prior comment letter dated February 2, 2006 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Description Of Business And Summary Of Significant Accounting Policies

Revenue Recognition, page F-7

1.   Please refer to comment 2 in our letter dated February 2, 2006. We have reviewed your response and note that you had one multiple element contract which included hardware, installation and maintenance and support. Tell us the

total amount charged for this contract and how you recognized revenue related to this contract.

2. Please refer to comment 3 in our letter dated February 2, 2006. We have reviewed your response and your proposed revenue recognition footnote and note that you recognize revenues from grant writing, integration, project implementation and maintenance and support services pro rata as the services are provided. Clarify whether services for grant writing, integration and project implementation are short-term and if not, how you considered recognizing revenue using contract accounting or the proportional performance method in recognizing revenue related to these services.

Note 6 – Stockholders' Equity

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights, page F-13

3. Please refer to comment 7 in our letter dated February 2, 2006. We note in your response that you reference paragraph 14 of EITF 00-19 regarding whether a private placement is deemed to be under control of the issuer. Clarify whether the common stock warrants permit settlement in unregistered shares.

Item 8A. Controls and Procedures, page 13

4. Please refer to comment 11 in our letter dated February 2, 2006. We note that you do not believe that you need to change your financial reporting identified in connection with the evaluation required by Sec. 240.13a-15(e) in a matter that would materially affect internal control over financial reporting. However, we note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similar limitations are also noted in your quarterly filings on Forms 10-QSB. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your 10-KSB and 10-QSB's.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies

Restatement, page 6

5.   Please refer to comment 12 in our letter dated February 2, 2006. We have reviewed your response and note that you determined that the restatement changes were not material to require amendments to your 10-QSB's for the quarters ending March 31, 2005 and June 30, 2005. Provide us with your materiality analysis for the quarters ending March 31, 2005 and June 30, 2005 that includes the differences in amounts reported and amounts that should have been reported related to the accounting changes that resulted in a restatement of your 10-K, in determining that amendments for these periods are not necessary.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant